Exhibit 99.1

For Immediate Release

RRsat Reports Record Revenues of $32.5 million for the Fourth Quarter 2013;
Up 10.5% Year-Over-Year

Record Full-Year Revenues of $121.8 Million, Up 7.4% from Year-Ago Period;
Record High Next 12-Month Backlog of $92 Million

Airport City Business Park, Israel – March 5, 2014 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of digital media services including content management and global distribution services to the broadcasting industry, announced today financial results for the fourth quarter and year ended December 31, 2013.

Fourth Quarter Highlights

•	Record revenues of $32.5 million, up 10.5% year-over-year

•	Gross margin for the quarter was 23.3%, down from 25.1% in Q4 2012 due to revenue mix and the impact of foreign currency fluctuations

•	Non-GAAP net income of $0.14 per share, unchanged from Q4 2012 despite of the negative effect of foreign currency

•	Cash flow from operations was $8.1 million in comparison to $2.8 million in Q4 2012

•	Board announces a cash dividend of $0.06 per share, representing an annual dividend yield of 2.6%, in line with previously adopted quarterly dividend policy

Full-Year Highlights

•	Record revenues of $121.8 million, up 7.4% year-over-year

•	Gross margin for the year was 24.2%, up from 23.9% in 2012 despite foreign currency impact

•
Non-GAAP net income per share was $0.48, compared to $0.46 per share in 2012, reflecting a $1.6 million foreign currency impact and higher sales and marketing spending in 2013 resulting from the continuous investment in our geographic presence, to expand our future growth opportunities.

•	Cash flow from operations was $21.3 million in comparison to $15.9 million in 2012;

“We generated record revenue and solid growth in the fourth quarter as well as full year 2013, continuing the momentum we saw throughout the year,” commented Avi Cohen, CEO of RRsat. “Our efforts to transform the Company into a global leader with local services, leveraging local talent in key markets around the world and expanding our capabilities, are driving record revenue, accelerating growth and generated our highest next 12months backlog in the Company’s history.”

Mr. Cohen continued, “The integration of JCA Content Preparation services, following our recent acquisition, into our existing infrastructure and service platform has facilitated the establishment of our ‘Global Media Services Platform.’ This powerful platform offers our customers a global single point of contact for handling any media, preparing it, and delivering it to any screen, anywhere in the world, in any form of video consumption, from linear TV to video-on-demand, streaming, pay-per-view and TV-Everywhere. These expanded capabilities are helping us reach a higher tier of potential customers, including global broadcasters and leading content owners.”

Quarterly Dividend

In accordance with the Company’s dividend policy, on March 5, 2014, the Board of Directors declared a cash dividend in the amount of $0.06 per ordinary share, and in the aggregate amount of approximately $1.0 million, representing 50% of RRsat’s net income for the fourth quarter of 2013. The dividend will be payable on April 9, 2014 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on March 19, 2014.

Fourth Quarter 2013 Financial Results

Revenues: Fourth quarter 2013 revenues were a record of $32.5 million up 10.5% from $29.4 million in the fourth quarter of 2012 and up 6.2% from $30.6 million in the third quarter of 2013.

Gross profit: Fourth quarter 2013 gross profit and gross margin were $7.6 million and 23.3% respectively, compared to $7.4 million and 25.1%, respectively, for the fourth quarter of 2012. The gross profit in the fourth quarter was mainly impacted by expenses increase related to foreign currency fluctuation, and by the impact of the revenue mix in the quarter. Excluding the foreign currency impact, gross margin would have increased compared to the fourth quarter last year. Although management continues to expect quarterly fluctuations in gross margin due to revenue mix, going forward, excluding any additional foreign currency impact, management believes gross margins should return to historical levels.

Non-GAAP operating income & operating margin, was $2.1 million and 6.5% respectively during the fourth quarter of 2013, compared to $2.9 million and 9.9% respectively in the fourth quarter of 2012. The main change was due to an extraordinary accrual for bad debt expense related to Fashion TV. Subsequent to the end of the quarter, RRsat was forced to take down the services provided to this former customer for non-payment. RRsat filed a $5 million lawsuit in Israel to recoup debt owed as well as damages to RRsat. It is important to note that the Company has been successful in signing a contract with a new customer, also in the fashion industry, utilizing the satellite capacity that was freed up as a result of the forced termination of Fashion TV. This new contract has resulted in an increase to RRsat’s backlog. As a result, management does not expect any negative impact to the Company’s income statement. In aggregate, the foreign currency and extraordinary bad debt expense totaled $0.9 million impact in the fourth quarter.

Inclusive of the extraordinary bad debt expense and the foreign currency impact, Non-GAAP net income for the fourth quarter ended December 31, 2013 was $2.4 million, unchanged compared to $2.4 million in the fourth quarter of 2012 and improved to $2.1 million for the third quarter of 2013. Non-GAAP net income per share on a fully diluted basis was $0.14 for the fourth quarter of 2013, compared to $0.14 in the fourth quarter last year and $0.12 in the third quarter of 2013.

GAAP net income for the fourth quarter of 2013 was $2.1 million, compared to $2.4 million in the fourth quarter of 2012 and $1.1 million in the third quarter of 2013. GAAP net income per share on a fully diluted basis was $0.12 for the fourth quarter of 2013 compared to $0.14 in the fourth quarter of 2012 and $0.06 in the third quarter of 2013.

Adjusted EBITDA for the fourth quarter of 2013 was $4.5 million compared to $5.0 million in the fourth quarter of 2012 and $5.0 million in the third quarter of 2013.

Backlog to be delivered in the next 12 months increased to a record $92 million, up from $87 million in the year-ago period and up from $88 million in the third quarter of 2013.

Full year 2013 Financial Results

Revenues: Full year 2013 revenues were a record $121.8 million up 7.4% compared to $113.4 million for 2012.

Gross profit: Full year 2013 gross profit and gross margin were $29.5 million and 24.2% respectively, compared to $27.1 million and 23.9%, respectively, for 2012. The gross profit in 2013 was mainly impacted by expenses related to foreign currency fluctuation in the amount of $1.6 million.

Non-GAAP operating income & operating margin were $9.9 million and 8.1% respectively during 2013, compared to $10.3 million and 9.1% respectively in 2012.  The main change was due to an extraordinary $0.5 million bad debt expense related to a former customer and the effect of foreign currency impact in the amount of $1.6 million. Normalizing for the foreign currency fluctuations and the impact of the bad debt expense operating margin would have increased to $12 million and 9.9% respectively compared to 2012. In aggregate, the foreign currency and extraordinary bad debt expense totaled $2.1million impact for the full year.

GAAP operating income was $8.0 million compared to $9.7 million in 2012. GAAP operating margin was 6.5% compared to 8.5% in 2012.

Non-GAAP net income was $8.3 million, an increase of 4.6% compared to $7.9 million in 2012. Non-GAAP net income per share on a fully diluted basis was $0.47 compared to $0.46 in 2012.

GAAP net income was $6.5 million compared to $8.3 million in 2012. GAAP net income per share on a fully diluted basis was $0.37 compared to $0.48 in 2012.

Adjusted EBITDA was $18.7 million in 2013, down slightly compared with $18.9 million in 2012.

Cash, cash equivalents and marketable securities as of December 31, 2013 totaled $24.2 million compared with $26.4 million as of December 31, 2012. The change in cash position during the period was mainly attributable to the acquisition of JCA in the third quarter investing in CAPEX and the distribution of a cash dividend.

Full Year 2014 Guidance

Full year 2014 total revenues are expected to be in the range of $129 million to $134 million representing 6.2% to 10% year-over-year growth.

Given the increase of RRsat’s revenue outside of the 24/7 services and some level of seasonality associated with that revenue, management believes that an annual revenue guidance is more appropriate than quarterly estimates.  Management continues to expect some level of variation in mix from quarter to quarter leading to some fluctuations in revenues and gross margin between quarters. However, management continues to anticipate improvement in gross profit margin, and expects full-year 2014 gross margin to be higher than the margin for the full year 2013.

Conference Call Information

The Company will conduct a conference call today, March 5, 2014 at 9 a.m. ET (4 p.m. Israel time). On the call, Mr. Avi Cohen, Chief Executive Officer and Mr. Shmulik Koren, Chief Financial Officer will review and discuss the results and will be available to answer investor questions.

Call time: 9 a.m. Eastern Time; 4 p.m. Israel Time

•	Dial-in number from within the United States: 1-877-941-2068

•	Dial-in number from Israel: 1809-21-4368

•	Dial-in number from the UK: 0800-358-5258

•	Dial-in number (other international): 1-480-629-9712

•	Playback, available until March 12, 2014 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 4669061 for the replay.

•	A live webcast is accessible at http://public.viavid.com/index.php?id=107916.

Use of Non-GAAP Financial Measures

In addition to reporting results in accordance with generally accepted accounting principles, or GAAP, RRsat has also included in this press release non-GAAP measurements of net income, operating income, operating margin, fully diluted net income per share and adjusted EBITDA. RRsat believes that these non-GAAP financial measures are principal indicators of the operating and financial performance of its business. We have provided these non-GAAP measurements to help investors better understand our core operating performance and enhance comparisons of core operating performance from period to period.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition-related expenses, amortization of acquisition related prepaid compensation expenses, non-cash income (loss) reflecting changes in the fair value of currency conversion derivatives resulting from the application of FASB ASC Topic 815 and the resulting income tax (increase) decrease of the above items.

Adjusted EBITDA is calculated by adding to operating income, non-cash equity-based compensation charge, depreciation and amortization and amortization of acquisition related prepaid compensation expenses.

Management uses these non-GAAP financial measures to assess its operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that are not directly attributable to its core operating results.

The non-GAAP measurements are intended only as a supplement to the comparable GAAP measurements and the company compensates for the limitations inherent in the use of non-GAAP measurements by using GAAP measures in conjunction with the non-GAAP measurements. As a result, investors should consider these non- GAAP measurements in addition to, and not in substitution for, or as superior to, measurements of financial performance prepared in accordance with GAAP.

The Company expects to continue reporting non-GAAP financial measures, adjusting for the items described above, and the Company expects to continue to incur expenses similar to the non-GAAP adjustments described above. Accordingly, the exclusion of these and other similar items in the presentation of non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non- recurring. Moreover, because not all companies use identical measures and calculations, the presentation of non-GAAP measurements of net income, operating income, operating margin and fully diluted net income per share and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. These limitations are compensated for by using non-GAAP measures and adjusted EBITDA in conjunction with traditional GAAP financial measures.

Reconciliations of the non-GAAP measures (non-GAAP net income, non-GAAP operating income and adjusted EBITDA) to the most comparable GAAP measures (net income and operating income respectively), are provided in the schedules attached to this release.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) guidance for revenue and margins for 2014 or any other future periods; (ii) our expectations and ability to strengthen our offering and capabilities in order to allow us to accelerate our growth; (iii) our expectations to generate higher margins from our sports and events business compared to our other businesses ; (iv) our expectation that our sports and events business will be a major contributor to our growth and that the demand for this type of content will continue to increase globally; (v) our expectation and ability to further improve our margins over time by changing our product mix, coupled with more value-added services and better utilization of our infrastructure; (vi) our ability to continue to experience strong interest in our services, leading to new customer wins for our digital media broadcasting services and to report future successes; (vii) our expectation that our backlog will materialize into revenue on the projected timeline and (viii) our ability to continue to benefit from a strong business model, featuring a notable percentage of recurring revenues, long-term contracts, high renewal rate, a multi-year backlog, and strong free cash flow. These forward- looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2013 and our Current Reports on Form 6-K.

About RRsat

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content preparation and management, as well as content distribution services to the rapidly expanding broadcasting industry, covering more than 150 countries. Through its Global Network, composed of satellite, terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global content distribution 24 by 7 services to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide. In addition, the company offers worldwide content management and distribution services for sports, news and other live events. More than 130 channels use RRsat’s advanced production and playout centers, comprising of comprehensive media asset management services. Visit the company's website www.rrsat.com.

Company Contact:	Investor Contacts:
Shmulik Koren, CFO	Hayden/ MS - IR
Tel: +972 3 928 0777	Brett Maas/ Miri Segal-Scharia
Email: investors@rrsat.com	Tel: 646-536-7331/ 917-607-8654
brett@haydenir.com/ msegal@ms-ir.com

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Operations

In thousands, except share data

	Three months ended		Twelve months ended
	December 31	December 31	December 31	December 31
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues	$32,477	$29,365	$121,795	$113,400

Cost of revenues	24,897	22,002	92,313	86,253

Gross profit	7,580	7,363	29,482	27,147

Operating expenses

Sales and marketing	2,577	2,120	9,517	7,388

General and administrative	3,258	2,587	12,003	10,106

Total operating expenses	5,835	4,707	21,520	17,494

Operating income	1,745	2,656	7,962	9,653

Financial income
(expenses), net	173	320	(153)	1,521

Income before taxes on
Income	1,918	2,976	7,809	11,174

Income taxes	(199)	549	1,287	2,884

Net income	$2,117	$2,427	$6,522	$8,290

Income per ordinary share

Basic income per ordinary share	0.12	0.14	0.38	0.48
Diluted income per ordinary share	0.12	0.14	0.37	0.48

Weighted average number
of ordinary share used to
compute basic income per
ordinary share	17,346,561	17,346,561	17,346,561	17,346,561

Weighted average number
of Ordinary share used to
compute diluted income
per ordinary share	17,575,251	17,346,561	17,571,188	17,346,561

RRsat Global Communications Network Ltd. and its Subsidiaries

Interim Condensed Consolidated Statements of Operations

In thousands, except share data

	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)

Reconciliation of GAAP Income to Non-GAAP Net Income:
GAAP Net income	$2,117	$2,427	$6,522	$8,290
Adjustments to reconcile GAAP net income
to non-GAAP net income:
Non-cash equity-based compensation charge	143	113	567	302
Amortization of acquisition related intangible assets	190	68	425	241
Changes in fair value of currency conversion derivatives	42	(259)	192	(1,182)
Acquisition related expenses	-	50	900	50
Amortization of acquisition related prepaid
compensation expenses	42	22	168	22
Income tax effect of non-GAAP adjustments	(93)	26	(470)	214

Non-GAAP net income	$2,441	$2,447	$8,304	$7,937

Non-GAAP net income per diluted share	$0.14	$0.14	$0.47	$0.46

	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)

Reconciliation of GAAP Operating Income
to non GAAP operating income:
Operating income	$1,745	$2,656	$7,962	$9,653
Adjustments to reconcile GAAP operating
income to non-GAAP operating income:
Non-cash equity-based compensation charge	143	113	567	302
Amortization of acquisition related intangible	190	68	425	241
Acquisition related expenses	-	50	900	50
Cost of sales related changes in fair value of
currency conversion derivatives	(11)	-	(135)	-
Amortization of acquisition related prepaid
compensation expenses	42	22	168	22

	$2,109	$2,909	$9,887	$10,268

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statement of Operations

In thousands, except share data

	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)

Reconciliation of GAAP Operating Income to adjusted EBITDA:

Operating income	$1,745	$2,656	$7,962	$9,653
Adjustments to reconcile GAAP operating
income to Adjusted EBITDA:
Non-cash equity-based compensation charge	143	113	567	302
Depreciation and amortization	2,597	2,206	9,281	8,883
Acquisition related expenses	-	-	900	-
Cost of sales related changes in fair value of
currency conversion derivatives	(11)	-	(135)	-
Amortization of acquisition related prepaid
compensation expenses	42	22	168	22

Adjusted EBITDA	$4,516	$4,997	$18,743	$18,860

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Operations (non-GAAP results)

In thousands, except share data

	Three months ended		Twelve months ended
	December 31	December 31	December 31	December 31
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues	$32,477	$29,365	$121,795	$113,400

Cost of revenues	24,901	21,993	92,415	86,236

Gross profit	7,576	7,372	29,380	27,164

Operating expenses

Sales and marketing	2,324	2,014	8,843	7,100

General and administrative	3,143	2,449	10,650	9,796

Total operating expenses	5,467	4,463	19,493	16,896

Operating income	2,109	2,909	9,887	10,268

Financial income
(expenses), net	226	61	174	339

Income before taxes on
income	2,335	2,970	10,061	10,607

Income taxes	(106)	523	1,757	2,670

Net income	$2,441	$2,447	$8,304	$7,937

Income per ordinary share

Basic income per ordinary share	0.14	0.14	0.48	0.46
Diluted income per ordinary share	0.14	0.14	0.47	0.46

Weighted average number
of ordinary share used to
compute basic income per
ordinary share	17,346,561	17,346,561	17,346,561	17,346,561

Weighted average number
of Ordinary share used to
compute diluted income
per ordinary share	17,575,251	17,346,561	17,571,188	17,346,561

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Balance Sheets

In thousands, except share data

	December 31	December 31
	2013	2012
	(unaudited)	(audited)

Current assets
Cash and cash equivalents	$14,165	$12,133
Marketable securities and short term investments	9,998	14,224
Trade receivable,(net of provision for doubtful accounts
of $6,938 and $7,580 as of December 31, 2013 and
December 31,
2012, respectively)	20,731	20,898
Other receivable	2,163	1,054
Deferred taxes	2,095	2,146
Prepaid expenses	2,868	2,445

Total current assets	52,020	52,900

Long-term assets
Long-term prepaid expenses	3,045	2,924
Long-term land lease prepaid expenses	7,469	7,563
Assets held for employee severance payments	2,120	1,845
Fixed assets, net	46,444	42,671
Goodwill and other intangible assets, net	17,480	5,364

Total long-term assets	76,558	60,367

Total assets	$128,578	$113,267

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Balance Sheets (cont’d)

	December 31	December 31
	2013	2012
	(unaudited)	(audited)

Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$17,181	$9,816
Other	4,815	5,322
Deferred income	6,037	9,398

Total current liabilities	28,033	24,536

Long-term liabilities
Deferred income	9,076	6,257
Liability in respect of employee severance payments and others	2,854	2,323
Contingent consideration in respect of acquisition	3,820	-
Deferred taxes	4,312	2,200

Total long-term liabilities	20,062	10,780

Total liabilities	48,095	35,316

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (20,000,000
authorized as of December 31, 2013 and December 31,
2012, 17,346,561 shares issued and fully paid as of
December 31, 2013 and December 31, 2012)	40	40
Additional paid in capital	53,879	53,312
Retained earnings	25,723	24,231
Accumulated other comprehensive gain	841	368

Total shareholders’ equity	$80,483	$77,951

Total liabilities and shareholders’ equity	$128,578	$113,267

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows

In thousands, except share data

	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)

Net income	$2,117	$2,427	$6,522	$8,290

Adjustments required to reconcile net income to net cash provided by operating activities	1,722	2,970	9,979	11,148

Changes in assets and liabilities	4,272	(2,609)	4,800	(3,546)
Net cash provided by operating activities	8,111	2,788	21,301	15,892

Cash flows from investing activities	(3,920)	(2,214)	(14,348)	(2,416)

Cash flows from financing activities	(520)	(10,061)	(5,030)	(15,786)

Effect of translation adjustment	68	-	109	-

Increase (decrease) in cash and cash
equivalents	3,739	(9,487)	2,032	(2,310)
Balance of cash and cash equivalents
at beginning of period	10,426	21,620	12,133	14,443

Balance of cash and cash equivalents
at end of period	14,165	12,133	14,165	12,133